UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D [Rule 13d-101] INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

Inland Western Retail Real Estate Trust, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

45750W106

(CUSIP Number)

Arnold S. Harrison Jenner & Block LLP 330 North Wabash Avenue Chicago, Illinois 60611 (312) 222-9350	Elliot B. Kamenear The Inland Real Estate Group, Inc. 2901 Butterfield Road Oak Brook, Illinois 60523 (630) 218-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 15, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45750W106 Page 2 of 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Daniel L. Goodwin

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF and OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 12,231,156.4424

	8.	Shared Voting Power 18,750,000

	9.	Sole Dispositive Power 12,231,156.4424 *

	10.	Shared Dispositive Power 18,750,000 *

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 30,981,156.4424

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.4% based upon 486,807,714.569 shares outstanding at the close of business on November 15, 2007

14.	Type of Reporting Person (See Instructions) IN

* Subject to restrictions referenced in Item 5(c)

CUSIP No. 45750W106 Page 3 of 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Inland Funding Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 8,437,500

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 8,437,500 *

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,437,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.7% based upon 486,807,714.569 shares outstanding at the close of business on November 15, 2007

14.	Type of Reporting Person (See Instructions) CO

* Subject to restrictions referenced in Item 5(c)

CUSIP No. 45750W106 Page 4 of 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Inland Corporate Holdings Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 10,312,500

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 10,312,500 *

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,312,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.1% based upon 486,807,714.569 shares outstanding at the close of business on November 15, 2007

14.	Type of Reporting Person (See Instructions) CO

* Subject to restrictions referenced in Item 5(c)

CUSIP No. 45750W106 Page 5 of 9
Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, par value $0.001 per share, of Inland Western Retail Real Estate Trust, Inc., which has its principal offices at 2901 Butterfield Road, Oak Brook, Illinois 60523.

Item 2.	Identity and Background

(a)           Daniel L. Goodwin is the Chairman and Chief Executive Officer of The Inland Group Inc. (“Inland”). Inland Funding Corporation (“Inland Funding”) and Inland Corporate Holdings Corporation (“Inland Holdings”) are each corporations organized under the laws of the State of Nevada and are wholly-owned subsidiaries of Inland.

(b)           Residence or Business Address: c/o The Inland Group, Inc., 701 N. Green Valley Parkway, Suite 200, Henderson, Nevada, 89074.

(c)           Mr. Goodwin’s principal occupation or employment is serving as Chairman and Chief Executive Officer of Inland, whose principal business is serving as a holding company for subsidiaries engaged in real estate ownership and development and financial services businesses.  Inland Funding and Inland Holdings are principally engaged in the business of holding securities.

(d)           During the last five years, neither Mr. Goodwin, Inland Funding nor Inland Holdings has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors, if any).

(e)           During the last five years, neither Mr. Goodwin, Inland Funding nor Inland Holdings has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which either of them was or is subject to (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) a finding of any violation with respect to such laws.

(f)            Mr. Goodwin is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration

Mr. Goodwin utilized personal funds to purchase 117,578.4424 shares of common stock for an aggregate purchase price of $1,090,503.67, the ownership of which he shares with his wife.  The remaining shares were received by Mr. Goodwin, on the one hand, and Inland Real Estate Investment Corporation, a Delaware corporation (“IREIC”) and a wholly-owned subsidiary of Inland, on the other hand, as the consideration (paid in shares) pursuant to the transactions contemplated by the Merger Agreement (the “Merger Agreement”) dated as of August 14, 2007 between the issuer, IREIC and certain other parties (the “Merger”).  Inland Funding and Inland Holdings obtained the shares held by them as a contribution from Inland following the distribution of those shares to Inland by IREIC.

Item 4.	Purpose of Transaction

Mr. Goodwin, Inland Funding and Inland Holdings acquired the shares for investment purposes and do not have a present intent to acquire or influence control over the business of the issuer.  Mr. Goodwin, Inland Funding and Inland Holdings may, from time to time, acquire additional shares or dispose of some or all of their shares or may continue to hold the shares, depending on business and market conditions, their continuing evaluation of the business and prospects of the issuer and other factors.  Other than as set forth in this Item 4, neither Mr. Goodwin, Inland Funding nor Inland Holdings have any current plans,

CUSIP No. 45750W106 Page 6 of 9

proposals or negotiations that relate to or would result in any of the matters referred to in sections (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)-(b)     The following table sets forth information with respect to the shares beneficially owned by Mr. Goodwin, Inland Funding and Inland Holdings.  Mr. Goodwin has sole voting power with respect to 12,231,156.4424 shares of common stock of the issuer.  Mr. Goodwin is deemed to have shared voting power with respect to the 8,437,500 shares of stock owned by Inland Funding and the 10,312,500 shares of stock owned by Inland Holdings.

Name	Number of Shares	Percent of Outstanding(1)
Daniel L. Goodwin(2)	30,981,156.4424	6.4
Inland Funding	8,437,500	1.7
Inland Holdings	10,312,500	2.1

(1) Computed on the basis of 486,807,714.569 shares of common stock issued and outstanding on November 15, 2007.

(2) Includes 12,231,156.4424 shares owned jointly by Mr. Goodwin and his wife.

(c)           The Merger was consummated on November 15, 2007.  As a result of the consummation of the Merger and the subsequent indirect transfer of shares from IREIC to Inland Funding and Inland Holdings, Mr. Goodwin, Inland Funding and Inland Holdings, combined, became the beneficial owners of an additional 30,863,578 shares of common stock.  In accordance with the terms of the Merger Agreement, 55% of the shares of common stock received by Mr. Goodwin and IREIC in connection with the Merger were placed into an escrow account subject to two release dates.  Pursuant to the terms of this escrow agreement, (i) 50% of the escrowed shares will be released on November 15, 2008 and (ii) the remaining 50% of the escrowed shares will be released on the earlier of (x) the 30th day after receipt by the issuer of an audit opinion from its independent registered public accounting firm covering their financial statements for the year ending December 31, 2008 and (y) November 15, 2009, in each case subject to reduction for indemnity claims made by the issuer.  In connection with the issuer’s October and November monthly distributions, Mr. Goodwin and Mrs. Goodwin purchased, through the issuer’s Distribution Reinvestment Program, a total of 1,249.029 shares of common stock at $10 per share for an aggregate purchase price of $12,490.29.

(d)           None.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

IREIC, IWEST Merger Agent, LLC, a Delaware limited liability company controlled by Mr. Goodwin, and certain other parties entered into a registration rights agreement and an escrow agreement with the issuer in connection with the Merger, which agreements are filed as Appendix D and E, respectively, to the definitive proxy statement of the issuer filed with the Commission on September 10, 2007.

Except as described above, there are no contracts, arrangements, understanding or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any other person

CUSIP No. 45750W106 Page 7 of 9

with respect to any securities of the issuer, including but not limited to transfer or voting of any such securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits
1. Joint Filing Agreement of the reporting persons.

CUSIP No. 45750W106 Page 8 of 9

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 26, 2007

DANIEL L. GOODWIN		INLAND FUNDING CORPORATION

/s/ Daniel L. Goodwin		By:	/s/ Daniel L. Goodwin
Name: Daniel L. Goodwin
Title: President
INLAND CORPORATE HOLDINGS CORPORATION

By:	/s/ Daniel L. Goodwin
Name: Daniel L. Goodwin
Title: President